

February 22, 2024

Karen Brennan
Chief Financial Officer
Jones Lang LaSalle Inc.
200 East Randolph Drive
Chicago, IL 60601

   Re: Jones Lang LaSalle Inc.
     Form 10-K for the year ended December 31, 2022
     Filed February 28, 2023
     File No. 001-13145

Dear Karen Brennan:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Sincerely,

       Division of Corporation Finance
       Office of Real Estate & Construction